

Mail Stop 3561   July 3, 2018

Wouter T. van Kempen
President and Chief Executive Officer
DCP Midstream, LP
370 17th Street, Suite 2500
Denver, Colorado 80202

      Re: **DCP Midstream, LP**
             Form 10-K for Fiscal Year Ended December 31, 2017
             Filed February 26, 2018
             File No. 001-32678

Dear Mr. van Kempen:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Financial Statements for the Year Ended December 31, 2017

Note 10. Investments in Unconsolidated Affiliates, page 105

1. We note that following the January 1, 2017 Transaction you own 66.67% of DCP Sand Hills Pipeline, LLC and 66.67% of DCP Southern Hills Pipeline, LLC. We note that you are accounting for your investments in these entities as equity method investments. Please explain to us in reasonable detail why equity method accounting rather than consolidation is appropriate and in accordance with GAAP for these investments. Please refer to ASC 810.

2. We note that following the Transaction, the investment in DCP Southern Hills Pipeline, LLC appears to be material under the income test for the year ended December 31, 2016. If you believe that DCP Southern Hills Pipeline, LLC continues to be properly accounted for as an equity method investee in accordance with GAAP, please tell us how you considered providing separate financial statements for this entity under Rule 3-09 of Regulation S-X.

Note 11. Fair Value Measurement

Nonfinancial Assets and Liabilities, page 108

3. We note your disclosure that during the year ended December 31, 2017, you recognized impairments of property, plant and equipment, intangible assets and investment in unconsolidated affiliates of $48 million. Please tell us and disclose a description of the impaired long-lived asset or asset group and the facts and circumstances leading to the impairment. Refer to ASC 360-10-50-2.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 140

4. As previously agreed in your response to comment one in your response letter dated June 27, 2017, please revise your Management's Report on Internal Control over Financial Reporting in future filings to clarify, if true, that you applied the 2013 COSO framework in your assessment. Please refer to Item 308(a)(2) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Elizabeth (Lisa) Sellars, Staff Accountant at (202) 551-3348, if you have questions regarding comments, or me at (202) 551-3737, with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products